UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ALLETE, Inc.
(Exact name of the registrant as specified in its charter)

Minnesota	1-3548	41-0418150
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation or organization)		Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

Steven W. Morris
(218) 279-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 - CONFLICT MINERAL DISCLOSURE

Item 1.01. Conflict Minerals Disclosure Report

Not applicable

Item 1.02. Exhibit

Not applicable

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01. Resource Extraction Issuer Disclosure Report

Disclosure of Payments by Resource Extraction Issuers.

The payment disclosure required by this Form is included in Exhibit 2.01 to this Form SD.

SECTION 3 - EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit        Description
2.01        Disclosure of payments by resource extraction issuer for the fiscal year ended December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALLETE, Inc.

September 25, 2024	/s/ Steven W. Morris
Steven W. Morris
Senior Vice President and Chief Financial Officer